
10015776


GRASIM
ADITYA BIRLA GROUP

082-03322

SUPPL

RECEIVED
2010 MAY 25 A 11:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 13, 2010

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, P J Towers,
Dalal Street, Fort, Mumbai - 400 001
Fax: 022-22723121/3719/2037/2039/ 2041
Email: corp.relations@bseindia.com

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax: 022-26598237/8238
Email: cmlist@nse.co.in

Sirs,

Sub: Scheme of Arrangement between Grasim Industries Limited, Samruddhi Cement Limited and their respective shareholders and creditors

Please refer to our letter dated October 3, 2009 to you intimating you of the approval of the Board of Directors of Grasim Industries Limited (the "**Company**") to the transfer of the cement business of the Company by way of a demerger to Samruddhi Cement Limited ("**Samruddhi**") in terms of a scheme of arrangement under Sections 391-394 of the Companies Act, 1956 (the "**Scheme**").

Please also refer to our letters dated April 21, 2010 and May 7, 2010, respectively intimating you of the sanction of the Scheme by the High Court of Madhya Pradesh at Indore on March 31, 2010 and e-filing of the certified copy of the Madhya Pradesh High Court order with the Registrar of Companies, Madhya Pradesh on April 17, 2010, and thereafter the sanction of the Scheme by the High Court of Gujarat on May 6, 2010.

We are now pleased to inform you that a certified copy of the Gujarat High Court order has been obtained by Samruddhi and was filed today (i.e. on May 13, 2010) by it with the Registrar of Companies, Gujarat.

The Grasim Cement Demerger Committee set up by the Board of Directors of the Company and empowered to *inter alia* exercise all powers and discharge all functions of the Board for effecting the demerger in terms of the Scheme, and the Board of Directors of Samruddhi Cement Limited, at their respective meetings held earlier today, have, after considering the status of all conditions to the effectiveness of the Scheme as set out in the Scheme, declared the Effective Date of the Scheme to be May 18, 2010.


GRASIM INDUSTRIES LIMITED
MUMBAI

(Contd. .. 2..)

dlw 5/26

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030, Maharashtra, India.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

The Grasim Cement Demerger Committee also declared May 28, 2010, Friday as the Record Date for determining the entitlement of the equity shareholders of Grasim to receive, pursuant to the Scheme, fully paid up equity shares of Samruddhi in the ratio of 1 (one) equity share of Samruddhi of the face value of Rs.5 (Rupees Five) each credited as fully paid up for every 1 (one) equity share of Rs.10 (Rupees Ten) each fully paid up held by the equity shareholders in Grasim. Please consider this as notice under Clause 16 of the listing agreement with the stock exchanges.

The above is for your information and record. Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Grasim Industries Limited,

Ashok Malu
Company Secretary

BY AIR MAIL

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Grand Duchy of Luxembourg,
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Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

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Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East), Mumbai 400 051


GRASIM INDUSTRIES LIMITED
MUMBAI